Nicole Brookshire
T: +1 212 479 6157
nbrookshire@cooley.com
September 27, 2021
Eiko Yaoita Pyles
Andrew Blume
Sherry Haywood
Perry Hindin
Office of Manufacturing
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Allbirds, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 27, 2021
File No. 333-259188
Ladies and Gentlemen:
On behalf of Allbirds, Inc. (the “Company”), we are providing this letter in response to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated September 23, 2021 with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1, as filed on September 15, 2021. The Company is concurrently filing Amendment No. 2 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates to the Amended Registration Statement.
Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this
Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116
t: (617) 937-2300 f: (617) 937-2400 cooley.com

September 27, 2021

letter but not otherwise defined in this letter have the meanings assigned to them in the Amended Registration Statement.
Amendment No. 1 to Registration Statement on Form S-1
General
1.We are in receipt of your September 15, 2021 response to our comment letter dated September 14, 2021, and we continue to have concerns regarding references to the newly defined term Sustainable Public Equity Offering and the related description of a “framework for issuers in public equity offerings to take into consideration” various ESG matters. While we do not object to disclosure regarding Allbirds’ aspirations to achieve positive ESG outcomes, mitigate negative ESG factors and be dedicated to meeting a high standard of ESG criteria, we have concerns regarding your characterization of this framework as a type of “offering.” Please remove all references in the prospectus to a “Sustainable Public Equity Offering,” “SPO” and the SPO framework and describe your sustainability and/or ESG initiatives in accordance with this comment and without referring to these initiatives as a type of offering. We may have further comment.
Response: The Company respectfully acknowledges the Staff’s comment and concerns around the Company’s use of the term “Sustainable Public Equity Offering” in its prospectus. The Company does not believe that the use of the term “Sustainable Public Equity Offering” and the description of its ESG initiatives in the prospectus is being used as a means to describe a specific type of “offering”, as the Staff’s comment suggests. Rather, as more fully described below and in the Amended Registration Statement, the term “Sustainable Public Equity Offering” is a specific ESG framework established by the Company and other interested parties to establish rigorous, objective, and clearly defined ESG criteria to help companies meet high ESG standards.
However, in light of the Staff’s concerns regarding the Company’s use of the defined term “Sustainable Public Equity Offering” in the prospectus, the Company is redefining and relabeling the specific ESG framework to be followed by the Company in connection with its initial public offering as the “Sustainability Principles and Objectives Framework,” or “SPO Framework,” and removing any concept of a “Sustainable Public Equity Offering” throughout the Amended Registration Statement. As disclosed in the Amended Registration Statement, the SPO
Cooley LLP   500 Boylston Street   14th Floor   Boston, MA   02116
t: (617) 937-2300  f: (617) 937-2400  cooley.com

September 27, 2021

Framework takes into consideration positive ESG outcomes, mitigates negative ESG factors and is being followed by the Company in order to exhibit the Company’s commitment and dedication in meeting a high standard of ESG criteria.
In response to the Staff’s comment, the Company has removed all references in the prospectus to a “Sustainable Public Equity Offering.” The Company has also removed all disclosures that refer to the Company’s ESG initiatives as an "offering" or "transaction" of any kind. Please refer to the Company’s revised disclosure on pages 11, 13, 57-58, 66, 106, and 149-153 of the Amended Registration Statement.
2.We note your response to prior comment six. Please remove the claim that you are able to reach up to 2.5 billion people globally across 35 countries. We note that there is no basis for the assumption that your distribution infrastructure and sales channels would actually reach the entire estimated populations of the 35 countries in which you currently sell and distribute your products.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 7, 69, 79, 82, 107, 114, 129, 131, and 132 of the Amended Registration Statement.

Cooley LLP   500 Boylston Street   14th Floor   Boston, MA   02116
t: (617) 937-2300  f: (617) 937-2400  cooley.com

September 27, 2021

*	*	*
Please contact me at (212) 479-6157 or Calise Cheng at (650) 843-5172 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Nicole Brookshire

Nicole Brookshire

cc:	Joseph Zwillinger, Co-Chief Executive Officer, Allbirds, Inc.
Timothy Brown, Co-Chief Executive Officer, Allbirds, Inc.
Michael Bufano, Chief Financial Officer, Allbirds, Inc.
Daniel Li, VP, Legal, Allbirds, Inc.
Peter Werner, Cooley LLP
Calise Cheng, Cooley LLP
Katherine Denby, Cooley LLP
Cooley LLP   500 Boylston Street   14th Floor   Boston, MA   02116
t: (617) 937-2300  f: (617) 937-2400  cooley.com